UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 05, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 05 August 2026 entitled ‘Admission to Trading’.

5 August 2026

Notification of Admission of Further Securities to Trading

In accordance with PRM 1.6.4R, Vodafone Group Plc (the "Company") announces that the following Ordinary Shares of US$0.20 20/21 have been admitted to the official list (pursuant to the Block Admission announced on 25 March 2026).

1	Details of the issuer
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
2	Details of the transferable securities admitted to trading
a)	Name, type and identification code	Ordinary Shares ("Shares") of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Regulated market	London Stock Exchange (XLON)
c)	Number of further securities admitted	612,740
d)	Total number of securities in issue following admission	24,328,991,329
e)	Fungibility	The shares will rank pari passu with the existing Ordinary Shares of US$0.20 20/21 each in Vodafone Group Plc
3	Admission details
a)	Date(s) of admission to trading	29 July 2026 - 4 August 2026
b)	Prospectus information	Not applicable

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 05, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary